INVICTUS MD Canada’s Cannabis Company

PRESS RELEASE	September 28, 2017

Invictus MD Announces Q2 Year 2017 Results

Vancouver, BC, September 28, 2017 - INVICTUS MD STRATEGIES CORP. ("Invictus MD" or the "Company") (TSXV: IMH; OTC: IVITF; FRA: 8IS1) is pleased to announce its financial results for the quarter ended July 31, 2017. The Company's financial statements for the period are available under the Company's profile on SEDAR at www.sedar.com. All amounts are expressed in Canadian dollars.

Operational Highlights

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All of Invictus MD’s existing licensed production facilities under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), its wholly owned subsidiary Acreage Pharms Ltd., located in West-Central Alberta, and its non- wholly owned affiliate AB Laboratories Inc., located near Hamilton, Ontario, are at full production.

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The foundation for the 32,000 square-foot Phase 2 facility at Acreage Pharms Ltd. has been poured; the exterior is expected to be completed by the first part of November 2017 and the interior expected to be completed by the end of January 2018. The new facility will house nine, 1,600 square foot flowering rooms, maximizing available floor space and allowing for a fully controlled and optimized environment facilitating a harvest every two weeks.

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Based on the improvements realized from Phase 1 plus the construction of the Phase 2 facility, Acreage Pharms will have a production run rate of approximately 5,000 kg of cannabis per annum commencing February 2018

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INVICTUS MD Canada’s Cannabis Company

•	The capital costs of constructing the Phase 2 facility continue to remain within the $6 million that was initially budgeted.

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Initial harvests in the existing state-of-the-art production facility, using pesticide free growing systems and Good Production Practices, has resulted in high quality, non-irradiated medical cannabis. Currently Acreage Pharms has 80,000 grams of dried cannabis in its vault, ready for sale once it receives its sales license.

•	As of July 31, 2017 Invictus MD has $28 million cash in the treasury and approximately $30.75 million working capital.

Management commentary

“Invictus MD’s journey has been defined by its agility, innovation and disciplined execution of our business strategy, achieving progressive growth in its production facilities and shareholder value," said Dan Kriznic, Chairman & CEO, of Invictus MD. The company’s balance sheet is very strong; it has minimal debt and working capital of $30.75 million. The approximate $28 million cash in the treasury has been reserved to expand its canopy footprint on its 250 acres of property and produce 15,000 kg per annum making it one of the top producers under the ACMPR. This production is needed to meet the significant demand for high quality, standardized, pesticide free product, not only for the existing medical market but also to accommodate the recreational market that will commence mid next year.”

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on two main verticals within the Canadian cannabis sector, namely the Licensed Producers under the ACMPR, being its wholly owned subsidiary Acreage Pharms and its non-wholly owned affiliate AB Laboratories Inc.; along with Fertilizer and Nutrients through its non-wholly owned subsidiary Future Harvest Development Ltd.

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INVICTUS MD Canada’s Cannabis Company

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward Looking Information includes, but is not limited to, disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action; and the plans for completion of the Offering, expected use of proceeds and business objectives. In certain cases, Forward-Looking Information can be identified by the use of words and phrases such as "anticipates", "expects", "understanding", "has agreed to" or variations of such words and phrases or statements that certain actions, events or results "would", "occur" or "be achieved". Although Invictus has attempted to identify important factors that could affect Invictus and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended, including, without limitation, the risks and uncertainties related to the Offering not being completed in the event that the conditions precedent thereto are not satisfied. In making the forward-looking statements in this news release, Invictus has applied several material assumptions, including the assumptions that (1) the conditions precedent to completion of the Offering will be fulfilled so as to permit the Offering to be completed on or about June 1, 2017; (2) all necessary approvals will be obtained in a timely manner and on acceptable terms; and (3) general business and economic conditions will not change in a materially adverse manner. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Invictus does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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